February 8, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV  89120

Re:	Gateway Distributors, Ltd.
Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-27879

Dear Mr. Bailey:

      We have reviewed your response letter dated February 2, 2006 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Based upon your responses to prior comment 1, it appears you believe the adjustment to reverse the impairment charge taken in
2002
is a correction of an error. Please explain to us the circumstances that resulted in the error.

2. Notwithstanding your response to the above comment, we do not understand why the intangible assets have been considered impaired as of December 31, 2005 instead of December 31, 2004. Please provide us with a brief summary of your impairment test, including the fair value of the formulas at 2004 and 2005. Also, please discuss the facts and circumstances that result in the change in fair value between December 31, 2004 and December 31, 2005. If there has been no change in fair value, please restate your historical financial statements to write-off the assets in 2004.

3. You have not adequately responded to our prior comment 5 in our letter dated November 4, 2005. Option-pricing models, such as the Black-Scholes and binomial models referred to in your response, are used to produce an estimate of the fair value of a stock option under
SFAS 123 and 123(R). It is not appropriate for you to use such a model to determine the fair value of a share of nonvested or vested stock awarded to an employee or officer.  Paragraph 10(a) of APB
25
requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. As such, please tell us the value of the 48,010 shares of common stock issued to certain officers` during the year based on the quoted market price of your common stock or transactions with third parties on the date of issuance. In your response, please also tell us how you considered the price per share of the 34,906 and 15,673 shares of common stock issued during the year for cash and services, respectively, in estimating the fair value of the above shares issued to your officers. Please restate your historical financial statements to appropriately record compensation expense as determined under the guidance in APB 25.

4. Please tell us how you determined the fair value of the 4.2 million shares of preferred stock issued to certain officers` during
2004. In your response, please tell us the holders` of your preferred stock and summarize the relevant terms of your preferred stock including, but not limited to, the term of the agreement, redemption features, conversion features and dividends. In your response, please include the relevant excerpts from the preferred stock agreement and include such agreement in future filings or tell us where this agreement is included in your filing.

5. If you record a discount from the quoted market price of your common stock or transactions with third parties in determining the fair value of your restricted common stock, please advise us of and disclose the amount of such discount. With the quoted market price as the starting point, please demonstrate, with objective and verifiable evidence, that such a discount from that price is justified based on the severity and type of restrictions imposed.

6. If you have determined that the fair value of services received by your officers` is an amount other than the fair value of common or preferred stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than the fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

7. We read your response to comment 9 and are not clear of the conclusion that management has reached with respect to the reduction in your liabilities.  You make the following contradictory
statements
in your response, "management believes that it may be a change in an
accounting estimate" and that "management will make
corrections....as
a prior period adjustment". You further go on to state that "the criteria for a prior period adjustment depends primarily on determinations by persons other than management". We also wish to remind you that paragraph 23(c) of APB 9 was deleted by paragraph 16(a) of SFAS 16. Based upon your response to the comment and your disclosure in your Form 10-QSB, we continue to believe that the reversal of any "unidentified liabilities" represents a correction of an error as defined in paragraph 13 of APB 20. Please revise your historical financial statements to account for such adjustments in accordance with paragraph 36 of APB 20. It also appears that the $400,000 of "unidentified liabilities" remaining on the balance sheet as of December 31, 2004 should be included in this adjustment. As it relates to specifically identified liabilities for which the amounts due have changed or have been extinguished under paragraph 16 of SFAS
140, please expand your disclosure to discuss the amount of such adjustments in future filings.

8. Please file your July 20, 2005 letter on EDGAR in response to this comment.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Richard A. Bailey
Gateway Distributors, Ltd.
February 8, 2006
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